Dechert
LLP

1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

HARRY S. PANGAS

harry.pangas@dechert.com
+1 202 261 3466 Direct

August 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-8626

Re: Form 40-33 – Civil Action Document Filed with Regard to TriplePoint Venture Growth BDC Corp., et al. (File No. 814-01044)

Ladies and Gentlemen:

On behalf of TriplePoint Venture Growth BDC Corp. (the "Company") and certain of its directors and officers (collectively with the Company, the "TriplePoint Persons"), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of an Order Granting Request for Incorporation by Reference and Judicial Notice and Granting Motion to Dismiss (the "Motion to Dismiss"), as filed on August 7, 2024 in the United States District Court for the Northern District of California. The Motion to Dismiss, among other things, granted the TriplePoint Persons' motion to dismiss the putative securities class action complaint filed against the TriplePoint Persons (Case No. 3:23-cv-02980 (N.D. Cal.)), without leave to amend.

If you have any questions regarding this submission, please do not hesitate to contact me at (202) 261-3466.

Best Regards,

/s/ Harry S. Pangas
Harry S. Pangas

cc: James P. Labe, TriplePoint Venture Growth BDC Corp.
    Sajal K. Srivastava, TriplePoint Venture Growth BDC Corp.
    Clay Douglas, Esq., Dechert LLP

1

2

3

4   UNITED STATES DISTRICT COURT

5   NORTHERN DISTRICT OF CALIFORNIA

6

7   DEREK PETERSEN,   Case No. 23-cv-02980-TLT

8   Plaintiff,

9   v.   **ORDER GRANTING REQUEST FOR**
                                                    INCORPORATION BY REFERENCE
10   TRIPLEPOINT VENTURE GROWTH   **AND JUDICIAL NOTICE AND**
       BDC CORP., et al.,   **GRANTING MOTION TO DISMISS**
11
                       Defendants.   Re: ECF Nos. 48, 49
12

13   **I.   INTRODUCTION**

14   This is a securities fraud class action. On June 16, 2023, Plaintiff Derek Petersen,

15   individually and on behalf of the putative class, sued Defendants TriplePoint Venture Growth

16   BDC Corp. ("TriplePoint" or "TPVG") and Defendants James P. Labe, Christopher M. Mathieu,

17   and Sajal K. Srivastava (collectively "Individual Defendants") for securities fraud under 10(b) and

18   20(a) of the Exchange Act (15 U.S.C. §§ 78j(b) and 78t(a)) and Rule 10b-5 promulgated

19   thereunder by the SEC (17 C.F.R. § 240.10b-5). ECF No. 1 (Complaint).[1] Later, on September

20   25, 2023, Plaintiff Ronald Solotruk was substituted as the lead plaintiff. ECF No. 37 (Order

21   Appointing Lead Plaintiff and Lead Counsel). About a couple months after that, on December 5,

22   2023, Plaintiff Solotruk filed the amended complaint. ECF No. 39 (First Amended Complaint).

23   The Class had been composed of class members who purchased or otherwise acquired

24   TriplePoint securities between March 4, 2020 through May 2, 2023 before the amended complaint

25   was filed. ECF No. 1 (Complaint). However, after the amended complaint was filed, the class

26   period changed to be between May 4, 2022 and May 3, 2023. ECF No. 39. The putative class is

27

28   _____

       [1]   Mathieu was apparently dismissed as a defendant.

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1 composed of members who suffered a loss when TPVG's stock dropped from an opening price of

2 $11.92 to close at $10.97, a one-day decline of 7.97%. ECF No. 39, at 79. It declined another

3 2.19% to close at $10.73 on May 3, 2023. *Id.*

4 　　　TPVG is in the venture-growth business and makes loans to young, growing start-up

5 companies that are high-growth, but also high-risk. The declaration filed in support of Plaintiff

6 Solotruk's request to be the lead plaintiff shows that he purchased his shares of TPVG Stock on

7 March 16, 2022, March 23, 2022, June 6, 2022, September 29, 2022, December 1, 2022, and

8 December 13, 2022. ECF No. 20-3 (Exhibit B to Decl. of John T. Jasnoch in support of Motion to

9 Appoint Lead Plaintiff & Lead Counsel), at 4.

10 　　　Pending before the Court is Defendants' Motion to Dismiss the First Amended Complaint

11 under Fed. R. Civ. Proc. 12(b)(6), Request for Incorporation by Reference under Fed. R. Civ.

12 Proc. 10, and Request for Judicial Notice under Fed. R. Evid. 201(b). *See* ECF No. 48 (Motion);

13 ECF No. 49 (Request for Judicial Notice); ECF Nos. 54 and 55 (Reply Briefs). Having considered

14 the briefing, oral argument, and relevant filings on the docket, the Court **GRANTS** Defendants'

15 Request for Incorporation by Reference and Request for Judicial Notice and **GRANTS**

16 Defendants' Motion to Dismiss the First Amended Complaint.

17 **II.   ISSUES**

18 　　　The primary issue before this Court is whether Plaintiff pled with particularity the elements

19 for a 10(b) claim. Defendants argue that Plaintiff failed to plead with particularity the following

20 elements: material misrepresentations or omissions, scienter; and loss causation. As a result,

21 Defendants claim the amended complaint fails to state a claim for which relief can be granted.

22 **III.   INCORPORATION BY REFERENCE & JUDICIAL NOTICE**

23 **A. Standard**

24 　　　The Court may generally not consider any materials beyond the pleadings when ruling on a

25 12(b)(6) motion. *Lee v. City of Los Angeles,* 250 F.3d 668, 688 (9th Cir. 2001). "The Court,

26 however, need not accept as true allegations contradicted by judicially noticeable facts, *see*

27 *Schwarz v. U.S.*, 234 F.3d 428, 435 (9th Cir. 2000), and it 'may look beyond the plaintiff's

28 complaint to matters of public record' without converting the Rule 12(b)(6) motion into a motion

1   for summary judgment, *Shaw v. Hahn*, 56 F.3d 1128, 1129 n.1 (9th Cir. 1995)." *Sciacca v. Apple,*

2   *Inc.*, 362 F.Supp.3d 787, 794 (9th Cir. 2019). The Court may consider declarations as well, since

3   "the district court is not restricted to the face of the pleadings, but may review evidence, such as

4   affidavits and testimony, to resolve factual disputes concerning the existence of jurisdiction."

5   *McCarthy v. U.S.*, 850 F.2d 558, 560 (9th Cir. 1988). For instance, the Court can "allow or to

6   require the plaintiff to supply, by amendment to the complaint or by affidavits, further

7   particularized allegations of fact deemed supportive of [a] plaintiff's standing." *Warth v. Seldin*,

8   422 U.S. 490, 501 (1975). Under the Private Securities Litigation Reform Act ("PSLRA"), the

9   Court can consider "documents incorporated into the complaint by reference, and matters of which

10   a court may take judicial notice." *Tellabs, Inc. v. Makor Issues & Rights, Ltd.*, 551 U.S. 308, 322

11   (2007).

12   **B. Discussion**

13   **1. Incorporation by Reference, Fed. R. Civ. Proc. 10**

14   In Plaintiff's Opposition to Defendants' Motion to Dismiss and Objection to Defendants'

15   Request for Judicial Notice there appears to be no opposition to Defendants' request to incorporate

16   documents by reference. *See* ECF No. 50 (Opposition), at 31 (showing Plaintiff opposes the

17   Motion to Dismiss and part of the Request for Judicial Notice but appears not to oppose

18   Defendants' Request to incorporate the SEC Filings, Earnings Call Transcript, and Analyst/Short

19   Seller Report in ECF No. 49 (Request for Judicial Notice)), at 6-7. The exhibits Plaintiff does not

20   oppose being incorporated by reference, because they are cited and/or referred to in the operative

21   complaint, are Exh. Nos. 2, 3, 6, 9-11, 14-16, 20, 24-25, 28, 30-31. ECF No. 49 (Request for

22   Judicial Notice), at 7-9; ECF No. 50 (Opposition), at 25, 31. The exhibits are described below:

23   • Exh. No. 2 (TPVG's Form 10-K (2022) publicly filed on March 1, 2023).

24   • Exh. No. 3 (TPVG's Form 10-Q (Q2-2017), publicly filed with SEC on August 8,

25   2017).

26   • Exh. No. 6 (TPVG's Form 10-Q (Q3-2018), publicly filed with SEC on October

27   31, 2018.)

28   • Exh. No. 9 (TPVG's dividend history for April 11, 2014 through December 14,

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1   2023, as reported by NASDAQ).

2   • Exh. No. 10 (TPVG's Form 10-Q (Q3-2023), publicly filed with SEC on

3   November 2, 2023).

4   • Exh. No. 11 (TPVG's revenue and earnings per share for fiscal years 2014-2023, as

5   reported by NASDAQ).

6   • Exh. No. 14 (TPVG's Form 8-K, publicly filed with SEC on November 2, 2022).

7   • Exh. No. 15 (TPVG's Form 10-Q for Q3-2022), publicly filed with SEC on

8   November 2, 2022).

9   • Exh. No. 16 (TPVG's Schedule 14(A) Definitive Proxy Statement, publicly filed

10   with SEC on March 8, 2023).

11   • Exh. No. 20 (TPVG's Q2-2022 Earnings Call Transcript, dated August 3, 2022).

12   • Exh. No. 24 (Bear Cave Report: "Problems at TriplePoint Venture Growth BDC

13   (TPVG)," published May 2, 2023).

14   • Exh. No. 25 (TriplePoint's stock price history and the value of the NYSE

15   Composite Index for the period of December 18, 2020 through December 19, 2023,

16   as reported by NASDAQ).

17   • Exh. No. 28 (TPVG's Form 10-Q (Q1-2022), publicly filed with SEC on May 4,

18   2022).

19   • Exh. No. 30 (Christopher Mathieu's Form 4, publicly filed with SEC on June 21,

20   2022).[2]

21   • Exh. No. 31 (Christopher Mathieu's Form 4, publicly filed with SEC on September

22   12, 2022).

23   This above listed set of exhibits are publicly available, and Plaintiff does not dispute the

24   authenticity or accuracy of them. Moreover, the incorporation by reference of these documents

25   does not create an alternative narrative. Plus, Plaintiff relies upon the exhibits, quotes them, or

26   refers to them in the Amended Complaint. This together shows these exhibits should be

27

28   [2]   See above footnote no. 1.

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1   incorporated by reference. *See Tellabs*, 551 U.S. at 310.

2   For the above reasons, Defendants' Request for Incorporation by reference is GRANTED.

3   **2.   Request For Judicial Notice, Fed. R. Evid. 201(b)**

4   "The Court may judicially notice a fact that is not subject to reasonable dispute because it:

5   (1) is generally known within the trial court's territorial jurisdiction; or (2) can be accurately and

6   readily determined from sources who accuracy cannot reasonably be questioned." Fed. R. Evid.

7   201. The Court may also "consider materials that are submitted with and attached to the

8   Complaint…[,] unattached evidence on which the complaint 'necessarily relies' if: (1) the

9   complaint refers to the document; (2) the document is central to the plaintiff's claim; and (3) no

10   party questions the authenticity of the document. *Marder v. Lopez*, 450 F.3d 445, 448 (9th Cir.

11   2006); *Lee*, 250 F.3d at 688." *U.S. v. Corinthian Coll.*, 655 F.3d 984, 999 (9th Cir. 2011);

12   *Hammerling v. Google LLC*, No. 21-cv-09004-CRB, 2022 WL 17365255, at *4 (N.D. Cal. Dec. 1,

13   2022); *Kang v. PayPal Holdings, Inc.*, 620 F.Supp.3d 884, 895-96 (N.D. Cal. Aug. 8, 2022)

14   (granting request for judicial notice of information on websites).

15   Plaintiff does not dispute that Exhibits Nos. 2 and 3; 6; 9-11; 14-16; 20; 24-25, and 28 are

16   cited or alluded to in the amended complaint. Plaintiff does not appear to oppose those exhibits

17   being incorporated by reference. Regarding whether those exhibits may also be judicially noticed,

18   courts in this district and in the Ninth Circuit, regularly take judicial notice of information

19   available to the public. This information includes SEC filings, earnings call transcripts, news

20   articles, analyst reports, and price data of public companies in securities fraud cases when the

21   public's access to information is at issue. Accordingly, even if not incorporated by reference,

22   Exhibits Nos. 2 and 3; 6; 9-11; 14-16; 20; 24-25, and 28 could be judicially noticed.

23   Here, the public's access to information is at issue. The elements for a 10(b) claim require

24   an understanding of what information the public had access to. That is, what is the publicly

25   accessible information a reasonable investor would review in a decision to purchase stock.

26   Plaintiff contends some of the other matters in Defendants' Request for Judicial Notice "should be

27   largely denied" as to Exhibit Nos. 1, 4-5, 7-8, 12-13, 17-19, 21-23, 26-27 and 29. Plaintiff claims

28   these exhibits are not cited in their complaint. These exhibits are news articles and other public

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1   materials such as reports (ECF No. 49, at 9) and price data of publicly traded companies (*Id.* at

2   11). Materials like these may be judicially noticed under Fed. R. of Evid. 201(b) when the

3   public's access to information is at issue. *Von Saher v. Norton Simon Museum of Art at Pasadena*,

4   592 F.3d 954, 960 (9th Cir. 2010). Further, TPVG's historical stock prices are relevant to show

5   how the stock was performing and responded. This is because Plaintiff alleges that there was a

6   drop in the stock caused by Defendants' statements or omissions and that Defendants misstated

7   the value or quality of TPVG's portfolio. Because the public's access to information is at issue,

8   the Court takes judicial notice of Exhibit Nos. 1, 4-5, 7-8, 12-13, 17-19, 21-23, 26-27 and 29, as

9   briefly described below.

- Exh. No. 1 (Forbes article "Get to Know Business Development Companies," dated May 7, 2021).

- Exh. No. 4 (CNBC article "Blue Bottle Coffee: How a struggling clarinet player used $15,000 in credit card debt to launch a $700 million brand," dated July 14, 2019).

- Exh. No. 5 (Inc. article "This Founder Almost Shut Down Her Design Business After Year 1. Not it has 400 Employees and 9-Figure Revenue," dated February 26, 2019).

- Exh. No. 7 (Fortune article "Why Rent the Runway's CEO believes its $357 million IPO is a 'step forward' for female founders," dated October 27, 2021).

- Exh. No. 8 (TechCrunch + article "Athletic Greens valued at $1.2B after bagging $115M to expand nutrition drink footprint," dated January 25, 2022).

- Exh. No. 12 (Zacks Equity Research report "TriplePoint Venture Growth (TPVG) Q2 Earnings Beath Estimates," dated August 2, 2023).

- Exh. No. 13 (NASDAQ Analyst Research report "TPVG Analyst Research," last accessed on December 6, 2023).

- Exh. No. 17 (Crunchbase article "Global Funding Slide in 2022 Sets Stage for Another Tough Year," dated January 5, 2023).

- Exh. No. 18 (Houlihan Lokey report "Portfolio Valuation and Fund Advisory

Services report: Direct Lending Update," dated Fall 2022).

- Exh. No. 19 (S&P stock price index of 39 business development companies (aka "BDCs") for the period of December 18, 2020 through December 19, 2023, as reported by the S&P Dow Jones Indices).

- Exh. No. 21 (New York Times article "Silicon Valley Bank's Collapse Chills Start-Up Funding," dated March 27, 2023.

- Exh. No. 22 (Bloomberg article "SVB Collapse Could Mean a $500 Billion Venture Capital 'Haircut,'" dated March 24, 2023).

- Exh. No. 23 (New York Times article "Three Failed Banks This Year Surpassed 25 Busts of '08," dated May 2, 2023).

- Exh. No. 26 (TechCrunch+ article "AI-powered parking platform Metropolis raises $1.7B to acquire SP Plus," dated October 5, 2023).

- Exh. No. 27 (Wall Street Journal article "Investors Push Software Maker Cart Into Unicorn Club; Corporate venture arms join a multifamily office in backing a $60 million investment in the e-commerce enabler," dated June 27, 2023).

- Exh. No. 29 (TriplePoint's Institutional Holdings data, as reported by NASDAQ).

IV.   STATEMENT

A. Stock Purchase and Valuation

Former Lead Plaintiff Derek Petersen filed the initial complaint on June 16, 2023. Current Lead Plaintiff Solotruk filed an amended complaint on December 5, 2023 alleging that he and putative class members purchased or otherwise acquired common stock[3] at an artificially inflated price within a one-year period.[4] ECF Nos. 1, 39. The putative class excludes all Defendants. *Id*. TPVG is a business development company under the Investment Company Act of 1940 that funds start-ups by investing in them through funding, primarily through giving them loans. ECF No. 39,

---

[3]   The common stock was Defendant TriplePoint Venture Growth BDC Corp. common stock.

[4]   The one-year Class period is between March 4, 2022 and May 1, 2023. ECF No. 39. However, in the initial complaint, it states that the Class Period was between March 4, 2020 and May 1, 2023. ECF No. 1.

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1   at 4-5. TriplePoint belongs to a subset of BDCs, sometimes referred to as "venture debt BDCs" or

2   "venture lending BDCs", which invests in start-ups with venture capital backing, primarily by

3   offering loans to those start-ups. *Id.* at 5. Most of the companies TPVG invests in are not public,

4   so mostly private. *Id.* TPVG was formed to serve as the publicly traded vehicle for Labe and

5   Srivastava's other business entity, which is TriplePoint Capital LLC, the umbrella company to

6   TPVG which invests in growth stage venture capital-backed companies that are at an advanced

7   stage in their development. *Id.* The companies invested in are together referred to as "the

8   portfolio companies" or "the portfolio". *Id.*

9   The Individual Defendants named in the complaint are composed of James P. Labe,

10   TPVG's Chief Executive Officer ("CEO") and chairman of its board; Sajal K. Srivastava (TPVG's

11   President, Chief Investment Officer ("CIO"), and a member of TPVG's board); and Chris Mathieu

12   (TPVG's Chief Financial Officer ("CFO")). *Id.* at 10-11.

13   Defendants Labe and Srivastava are invested in the TriplePoint brand, composed of

14   different entities: (1) TriplePoint Capital LLC which serves as the umbrella for James P. Labe and

15   Sajal K. Srivastava's "TriplePoint" brand; TriplePoint Capital LLC which was founded by Labe

16   and Srivastava; it describes itself as the "global leader in venture finance"; and (2) TriplePoint

17   Advisors, a firm at which Labe and Srivastava are leaders of the investment team; and (3)

18   TriplePoint Venture Growth BDC Corp.; as stated above, this entity is referred to as either

19   TriplePoint or TPVG. *Id.* at 2-15.

20   Labe and Srivastava have been invested in the TriplePoint brand since at least 2013. *Id.* at

21   5, 10. Mathieu has served as TPVG's CEO since 2019. *Id.* at 11. Labe, Srivastava, and Mathieu

22   each own the same stock that Plaintiff and putative class members own, and they own a high

23   amount of stock. ECF No. 48, at 29. They have not sold any of their stock during the relevant

24   period, and Mathieu increased stock ownership during the relevant period. *Id.*

25   TPVG has a Board of Directors, which is composed of eight board members. *Id.* at 14.

26   Six of the eight board members are independent from TPVG and the associated entities. Two of

27   the board members are Labe and Srivastava. While the Individual Defendants are actively

28   involved in TPVG (for the purpose of recommending valuations to the Board), the Valuations

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1   Committee of TriplePoint's Board of Directors is the entity responsible for recommending the

2   value of the portfolio companies. None of the Individual Defendants are on the Valuations

3   Committee. The Valuations Committee recommends the value of the portfolio companies in the

4   quarterly SEC filings. Approximately every year, if not in a lesser frequency, each of the

5   companies will have received an independent evaluation from a third-party auditor that employs a

6   valuation process. Deloitte, an independent firm, has reviewed and approved of the valuation

7   process employed by the Valuations Committee. *Id.* at 14-15.

8   **B. Alleged Misrepresentations**

9   Plaintiff's Section 10(b) and Rule 10b-5 claims are based on statements concerning (1) the

10 fair values and (2) the quality of TriplePoint's loans. *Id.* at 17 (citing ECF No. 39 (portion of

11 operative complaint listing the statements in TPVG SEC Filings, TPVG Press Releases, and

12 TPVG Earnings Calls made by the Individual Defendants)). Those statements include:

13 **Q1 2022 Earnings Call Statements made by Defendant Labe:**

14 • "We're pleased with our strong first quarter results. We over-earned our dividend,

15 hit our funding target, increased our portfolio yield, and ***maintained our credit***

16 ***quality*…"

17 • "We work with a select group of leading venture capital investors and with what

18 we believe to be the ***highest quality venture growth deals***."

19 • "As we previously reported, we had several loan prepayments during the first

20 quarter, reflecting the ability of our high-quality portfolio companies to complete

21 additional funding and achieve attractive exits…. Underpinning on our ongoing

22 success in our future prospects is our high credit quality portfolio that I

23 mentioned…."

24 ECF No. 39, at 59 (emphasis in original).

25 **Q1 2022 Press Release**

26 • **Defendant Labe:** "Despite the volatile markets, the demand for debt financing

27 remains strong…[TriplePoint's] focus [is] on the ***highest quality venture growth***

28 ***stage companies***, [which it] achieved several key objectives during the quarter

1   including growing [its] portfolio to record levels, over-earning [its] dividend, and

2   generating strong portfolio yields."

3   •   **Defendant Srivastava:** "In this market, we continue to concentrate on

4   ***maintaining the quality of our investment portfolio*** and deploying our capital in a

5   disciplined manner to create long-term shareholder value."

6   *Id.* at 62 (emphasis in original).

7   **Q2 2022 Earnings Call Statements made by Defendant Labe:**

8   •   "…Demand for our debt financing in the quarter was strong, and we maintained

9   our focus working with our select leading venture capital investors and ***continuing***

10   ***with our disciplined approach of investing in what we believe are the highest-***

11   ***quality venture growth deals…***"

12   •   ***We also continue to be more selective in our underwriting*** with a focus on lower

13   total leverage and slightly higher pricing, which reflects the brand, reputation, and

14   track record of the TriplePoint platform and our 100% direct originations business.

15   Prospective Portfolio Companies today, ***the high quality ones,*** are also being more

16   selective and they're seeing a dependable and proven debt financing partner…."

17   •   While seeking to capitalize on the strong deal flow, we will continue to be mindful

18   of the times and maintain our ***strict credit discipline***…."

19   *Id.* at 63 (emphasis in original).

20   **Q3 2022 Earnings Call Statements made by Defendant Labe:**

21   •   "…we've demonstrated the significant earnings power of our sizeable and ***high-***

22   ***quality portfolio*** through growing it now to nearly $1 billion, generating record NII

23   [net investment income] and posting attractive portfolio yield. We expect

24   conditions to continue to 2023 and b[e]yond, ***allowing us to continue to invest in a***

25   ***highly selective and disciplined manner*** with ***compelling growth stage***

26   ***companies***…."

27   *Id.* at 68 (emphasis in original) (second brackets added).

28   In the Q4 2022 Press Release, Defendants Labe and Srivastava made further statement

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10

regarding the growth of the portfolio, and the "steps…taken to ***further enhance*** [the]

portfolio….". *Id.* at 72 (emphasis in original). In the Q4 2022 Earnings Call, Defendant

Srivastava states: "Signed term sheets and closed commitments during Q4 reflected our ***continued***

discipline as we seek to select only the ***highest quality opportunities***." *Id.* (emphasis in original).

      Plaintiff alleges that the statements overstated the strength of the portfolio and loan books,

and investment strategy. ECF No. 39, at 9, 62, 66, 71, 76. Plaintiff also claims that TPVG was

disproportionately exposed to high-risk businesses, including several distressed investments

declaring or facing bankruptcy. *Id.* at 9, 18-19, 27, 30, 32, 39, 40, 43, 47, 48, 52, 55, 56, 75, 78,

80; ECF No. 50, at 12, 13, 14, 16, 19, 24. However, Defendants claim TriplePoint has a

"consistent track record" and that "[s]ince its IPO in March 2014, TriplePoint has demonstrated

growth and resilience." ECF No. 48, at 13.

C. Defendants Claim Risks Were Known To Reasonable Investors.

      Defendants assert that TPVG is in the venture-growth business and makes loans to young

and growing start-up companies, usually in the technology industry. They also assert that TPVG

operates in a risky portion of the market, claiming that the statements made regarding the riskiness

and volatility was available to the public.

      Defendants state "BDCs like TriplePoint typically make secured loans to smaller private

companies that are at a critical juncture in their business viability and are unable to obtain

traditional debt financing." *Id.* at 12. TriplePoint's loan book is composed of "borrowers [that]

are high-risk, high growth companies that have already received venture capital ('VC') or private

equity ('PE') investments but are often not yet profitable." *Id.* Defendants argue that TriplePoint

warned, through fulsome disclosures, of the inherently elevated risk of investing in startups. *Id.* at

15. Defendants explain TriplePoint disclosed that: It operates in a "highly competitive market for

investment opportunities;" its "primary focus [is] on venture growth stage companies, which are

subject to many risks, including dependence on the need to raise additional capital, volatility,

intense competition, shortened product life cycles, changes in regulatory and governmental

programs, periodic downturns, and below investment grade ratings, which could cause [a loss in]

all or part of [an] investment;" "there is uncertainty as to the value of [the] portfolio investments;"

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1   "[i]t relies on third parties whose success is not certain...;" and it "can provide no assurance that

2   the performance of certain portfolio companies will not be negatively impacted by economic

3   cycles, industry cycles or other conditions, which could also have a negative impact on

4   [TriplePoint's] future results." *Id.* at 15.

5   Defendants also explain in their briefing that, in keeping with these warnings concerning

6   potential market volatility, venture investments experienced significant setbacks starting in 2022.

7   For instance, funding decreased from $681 billion in 2021 to $445 billion in 2022. BDC stock

8   prices were down 17.7% from year highs as of December 28, 2022. Moreover, the S&P BDC

9   Index, which trades stock of 39 BDCs, reached a three-year low on September 29, 2022. *Id.* at 15.

10   **D. Plaintiffs Claim the Bear Cave Report is a Corrective Disclosure. Defendants**

11   **Disagree Claiming the Author is a Short-Seller Reporting Only Negative Facts.**

12   After the above statements were made, "Bear Cave" published an article indicating over

13   $170M in loans were in substantial distress, so TPVG stock fell from $11.92 to $10.97 per share.

14   The Bear Cave Report specifically stated: "TriplePoint Venture Growth BDC (NYSE:

15   TPVG - $421 million) describes itself as 'a leading global financing provider devoted to serving

16   venture capital-backed companies.' ***In reality, TriplePoint is encumbered by high fees, weak***

17   ***management, and a weaker loan book saddled by portfolio company bankruptcies and upside-***

18   ***down startups.*** The Bear Cave believes ***TriplePoint's equity may be severely impaired, if it has***

19   ***any value at all***." *Id.* at 77 (emphasis in original). The Report continued to state: "TriplePoint

20   charges investors 1.75% of the fund's 'average adjusted gross assets' and 20% of net investment

21   income above an 8% hurdle rate. The Bear Cave believes ***TriplePoint's net asset value decline***

22   ***will accelerate in the coming quarters*** as TriplePoint may need to take significant write-downs in

23   its loan book." *Id.* (emphasis in original).

24   According to Defendants, the Bear Cave Report is authored by a short-seller. ECF No. 48,

25   at 11, 16, 32, 33, 35. As a short-seller, the author is incentivized to cause the stock prices to drop.

26   Defendants also argues that "[t]his incentive compromises the credibility of short-seller 'reports,'

27   which often 'do[] not constitute new information' and are 'simply an individual's summary and

28   comments on publicly available facts.'" *Id.* at 16. In line with this argument, the Report did not

1 publish any non-public information. *Id.* The Report only published information that is publicly

2 known or accessible to the public and composed of only negative facts. *Id.* at 16, 32, 33; ECF No.

3 39, at 77-79.

E. Plaintiff Claims Stock Prices Dropped because of the Alleged Corrective Disclosure.

5 Plaintiff claims that because of the Bear Cave Report, the stock price decreased. The price

6 data over time for the May 4, 2022 through May 3, 2023 Class Period shows there was a decrease

7 in stock during the relevant period. ECF No. 39, at 79, 94.

F. Defendants Argue Other Factors Contributed to Loss.

9 Defendants insist that the heart of the complaint has nothing to do with fraud. Defendants

10 assert that the decrease in the value of stock was caused by a downturn in equity funding along

11 with the near collapse of Silicon Valley Bank. ECF No. 48, at 15-16.

G. Relief Sought

13 Plaintiff seeks the Court to permit this action to proceed as a class action. Plaintiff also

14 seeks damages along with interest (prejudgment and post judgment), attorneys' fees, expert fees,

15 and other costs. ECF No. 39, at 96.

V.   STANDARD

A. Motion to Dismiss Under Federal Rule of Procedure 12(b)(6)

18 A complaint may be dismissed under Federal Rule of Civil Procedure 12(b)(6) if it fails to

19 include "a short and plain statement of the claim showing that the pleader is entitled to relief."

20 *Sciacca*, 362 F.Supp.3d at 793. "[A] plaintiff's obligation to provide the 'grounds' of his

21 'entitle[ment] to relief' requires more than labels and conclusions, and a formulaic recitation of the

22 elements of a cause of action will not do." *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 555 (2007).

23 To survive a motion to dismiss under 12(b)(6) a complaint must contain "enough facts to

24 state a claim to relief that is plausible on its face." *Sciacca*, 362 F.Supp.3d at 794 (quoting

25 *Twombly*, 550 U.S. at 547, 570). "A claim has facial plausibility when the pleaded factual content

26 allows the court to draw the reasonable inference that the defendant is liable for the misconduct

27 alleged." *Id.* (quoting *Ashcroft v. Iqbal*, 556 U.S. 662, 663, 678). "The plausibility standard is not

28 akin to a probability requirement, but it asks for more than a sheer possibility that defendant has

1   acted unlawfully." *Id.*

2   On a motion to dismiss, "the court accepts the material facts alleged in the complaint,

3   together with all reasonable inferences to be drawn from those facts, as true." *Opperman v. Path,*

4   *Inc.*, 87 F. Supp. 3d 1018, 1034-35 (N.D. Cal. 2014). The court must "draw all reasonable

5   inferences in favor of the nonmoving party." *Retail Prop. Trust v. United Bd. Of Carpenters &*

6   *Joiners of Am. v. United Brotherhood of Carpenters and Joiners of Am.*, 768 F.3d 938, 945 (9th

7   Cir. 2014). However, the Court does not have to "assume the truth of legal conclusions merely

8   because they are cast in the form of factual allegations. *Fayer v. Vaughn*, 649 F.3d 1061, 1064

9   (9th Cir. 2011) (per curiam) (citation and quotation marks omitted). "Mere 'conclusory

10   allegations of law and unwarranted inferences are insufficient to defeat a motion to dismiss.'

11   *Adams v. Johnson*, 355 F.3d 1179, 1183 (9th Cir. 2004)." *Sciacca*, 362 F.Supp.3d at 794.

12   "Dismissal without leave to amend is proper if it is clear that the complaint could not be

13   saved by amendment." *Lund v. Cowan*, 5 F.4th 964, 973 (9th Cir. 2021) (quoting *Kendall v. Visa*

14   *U.S.A., Inc.*, 518 F.3d 1042, 1051 (9th Cir. 2008)). The court should freely give leave to amend

15   when justice so requires." Fed. R. Civ. Proc. 15(a)(2). Courts have discretion to deny leave to

16   amend because of "undue delay, bad faith, or dilatory motive on the part of the movant, repeated

17   failure to cure deficiencies by amendments previously allowed, undue prejudice to the opposing

18   party by virtue of allowance of the amendment, [and] futility of amendment." *Foman v. Davis*,

19   371 U.S. 178, 182 (1962) (cited and quoted in *Leadsinger, Inc. v. BMG Music Pub.*, 512 F.3d 522,

20   532 (9th Cir. 2008).

21   **B. Pleading Requirements under Section 10(b) of the Securities Exchange Act, the**

22   **PSLRA and Fed. R. Civ. P. 9(b), 8(a)**

23   Section 10(b) of the Securities Exchange Act, 15 U.S.C. § 78j(b) and Rule 10b-5

24   "prohibits using or employing, 'in connection with the purchase or sale of any security …[,] any

25   manipulative or deceptive device or contrivance in contravention of such rules and regulations as

26   the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of

27   investors." *In re Alphabet Sec. Litig.*, 1 F.4th 687, 699 (9th Cir. 2021). Rule 10b-5 is a regulation

28   promulgated under Section 10(b) by the Securities Exchange Commission and "is coextensive

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14

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1   with the coverage of § 10(b)." *S.E.C. v. Zandford*, 535 U.S. 813, 816, n.1 (2002).

2   "To implement Section 10(b), the SEC prescribed Rule 10b-5, which makes it unlawful

3   [to] (a) To employ any device, scheme, or artifice to defraud[;] (b) To make any untrue statements

4   of a material fact or to omit to state a material fact necessary in order to make the statements

5   made, in light of the circumstances under which they were made, not misleading[;] or (c) to

6   engage in any act, practice, or course of business which operates or would operate as fraud or

7   deceit upon any person, in connection with the purchase or sale of any security." *In re Alphabet*

8   *Sec. Litig.*, 1 F.4th at 699 (brackets added).

9   There are limitations on when 10(b) actions can be brought. If the Plaintiffs knew or

10   should have known the facts showing a violation of the securities Exchange Act, then the clock for

11   the time to bring a suit begins to run as soon as that Plaintiff knew or should have known. *Merck*

12   *& Co., Inc. v. Reynolds*, 559 U.S. 633, 644-48 (2010).

13   "To assert a claim under Section 10(b) and Rule 10b-5, a plaintiff must allege: '(1) a

14   material misrepresentation or omission by the defendant [('falsity')]; (2) scienter; (3) a connection

15   between the misrepresentation or omission and the purchase or sale of a security; (4) reliance upon

16   the misrepresentation or omission; (5) economic loss; and (6) loss causation." *Glazer Cap. Mgmt.,*

17   *L.P. v. Forescout Techs., Inc. (Glazer II)*, 63 F.4th 747, 764 (9th Cir. 2023) (internal quotation

18   marks omitted) (brackets in original) (quoting *in re NVIDIA Corp. Sec. Litig.*, 768 F.3d 1046,

19   1052 (9th Cir. 2014)).

20   **C. Section 20(a)**

21   Section 20(a) claims under the Securities Exchange Act are derivative "and therefore

22   require independent violation of the Exchange Act,' which means first, the shareholder must plead

23   the Section 10(b) claim before succeeding on a 20(a) claim.

24   **D. Rule 15 Leave to Amend**

25   Leave to amend "shall be freely given when justice so requires." Fed. R. Civ. Proc.

26   15(a)(2). Courts have discretion to deny leave to amend because of "undue delay, bad faith, or

27   dilatory motive on the part of the movant, repeated failure to cure deficiencies by amendments

28   previously allowed, undue prejudice to the opposing party by virtue of allowance of the

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1   amendment and futility of amendment." *Forman v. Davis*, 371 U.S. 178, 182 (1962) (cited in

2   *Leadsinger, Inc. v. BMG Music Pub.*, 512 F.3d 522, 532 (9th Cir. 2008).

3   **VI.   DISCUSSION**

4   **A. Failure to Adequately Plead Material Misrepresentation**

5   "[A] statement is misleading if it would give a reasonable investor 'the impression of a

6   state of affairs different in a material way than the one that actually exists.'" *Retail Wholesale &*

7   *Dep't Store Union Loc. 338 Ret. Fund v. Hewlett-Packard Co.*, 845 F.3d 1268, 1275 (9th Cir.

8   2017). Under the Safe Harbor provisions of the PSLRA and federal securities case law, certain

9   statements are not actionable, such as future or forward-looking statements with cautionary

10   language or risk disclosures, vague statements of optimism, and pure statements of opinions, if

11   honestly held. *In re Quality Sys., Inc. Sec. Litig.*, 865 F.3d 1130, 1141 (9th Cir. 2017); *Wochos v.*

12   *Tesla, Inc.*, 985 F.3d 1180, 1193 (9th Cir. 2021).

13   **1. Defendants' Statements Would Not Give a Reasonable Investor an Impression of**

14   **a State of Affairs Different in a Material Way Than the One That Actually Exists.**

15   Plaintiff alleges that "[d]uring the Class Period, Defendants [1] repeatedly assured

16   investors that they maintained a high-quality portfolio of loans to the Portfolio Companies, [2]

17   reported consistently strong net investment income, and [3] each quarter identified only a very

18   limited number (and dollar value) of loans that needed to be 'downgraded' under TPVG's own

19   loan quality classifications." ECF No. 39, at 22. Essentially claiming that the state of affairs was

20   different in a material way than what Defendants had presented through their statements, Plaintiff

21   alleges Defendants made a material misrepresentation. *Id.* Yet, none of the statements made by

22   Individual Defendants would give a reasonable investor the impression of a state of affairs

23   different in a material way than the one that actually exists.

24   For instance, TPVG provided cautionary language and risk disclosures, including terms

25   like risk or risky and volatile or volatility in their statements. TPVG is in the venture-growth

26   business and makes loans to young and growing start-up companies that are high-growth, but also

27   high-risk. The loans are given when equity funding is not available, and at times when the

28   companies have not been profitable. Defendants made statements regarding this risk and volatility

1   and provided disclosures regarding the risk. Defendants state that: "A bankruptcy filing by one of

2   our portfolio companies may adversely and permanently affect our investment in that company."

3   ECF No. (Defendants' Suppl. Ex. 2), at 42. Without that disclosure, a reasonable investor should

4   still not get the impression that TPVG is in a stable low risk environment.

5   From reading the news and staying informed regarding how companies are funded, a

6   reasonable investor would have known that investing in a high-risk but high-growth start-up, at

7   whichever stage it is in, could have meant paying more for stock than what the stock was worth.

8   Furthermore, all the information about the portfolio companies was publicly accessible, including

9   the bankruptcy records. The Bear Cave Report did not add any new information. Additionally,

10   independent auditors, within a year, would have audited all the portfolio companies, since a

11   quarter of the companies were audited every quarter.

12   As a generally matter, Plaintiff cannot show that the statements about quality are

13   actionable because statements about investment quality are incapable of objective verification.

14   *See Retail Wholesale & Dep't Store Union Local 338 Ret. Fund v. Hewlett-Packard Co.*, 845 F.3d

15   1268, 1275 (9th Cir. 2017). The Ninth Circuit has held that "investors do not rely on vague

16   statements of optimism like 'good,' 'well-regarded,' or other feel good monikers." *In re Cutera*

17   *Sec. Litig.*, 610 F.3d 1103, 1111 (9th Cir. 2010).   Such statements are "mildly optimistic,

18   subjective assessment[s] [that] hardly amount[] to a securities violation." *Id.* at 1111 (brackets

19   added); *City of Deaborn Heights Act 345 Police & Fire Ret. Sys. v. Align Tech., Inc.*, 856 F.3d

20   605, 613-617 (9th Cir. 2017) (accounting figures are inherently subjective and involve

21   management's opinion regarding fair value).

22   **2. The Defendants' Statements Fall within the PSLRA's Safe Harbor Provision.**

23   The statements regarding fair value estimates are protected forward looking statements

24   under the PSLRA's safe harbor provision. This is because they are subjective as they incorporate

25   projections specifically covered by the PSLRA. 15 U.S.C. § 78u-5(i)(l) (safe harbor for

26   statements (1) "containing a projection or estimate" of SEC-regulated terms; and (2) discussing

27   "future economic performance" and their underlying assumptions). Under this safe harbor

28   provision, "a defendant will not be liable for a false or misleading statement if it is forward-

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1 looking and *either* is accompanied by cautionary language *or* is made without actual

2 knowledge…that the statement was false or misleading." *In re Quality Sys.*, 865 F.3d at 1141.

3 Statements relating to the portfolio companies' future operating results and financial conditions in

4 the SEC filings are forward looking. TriplePoint also disclosed the risks associated with its fair

5 value estimates and portfolio companies which shows the statements were accompanied by

6 cautionary language.

7 Regarding Plaintiff's claim that the statements were false because of the later bankruptcies,

8 the Court is not convinced. A "[p]laintiff's almost exclusive reliance on the subsequent

9 bankruptcy proceedings reads as an impermissible attempt to plead 'fraud by hindsight.'" *Kniss v.*

10 *Booth*, No. 17-cv-0215-AHS, 2010 WL 11506619, at *10-11 (C.D. Cal. Jan. 4, 2010). In other

11 words, stating the portfolio was high quality, and then later some of the companies in the portfolio

12 go bankrupt, does not support an inference that the statements were false.

13 As shown, Defendants statements fall within the safe harbor provision because they were

14 forward-looking statements "accompanied by cautionary language" and "made without actual

15 knowledge…that the statement was false or misleading." *In re Quality Sys.*, 865 F.3d at 1141.

16 **3.** **The Amended Complaint Does Not Adequately Plead the Bear Cave Report Was**

17   **a Corrective Disclosure.**

18 The amended complaint does not adequately plead that the Bear Cave Report was a

19 corrective disclosure. A corrective disclosure discloses "true facts" that correct a misstatement,

20 not opinions. *Bonanno v. Cellular Biomed.*, No. 15-cv-01795-WHO, 2016 WL 4585753, at *4

21 (N.D. Cal. Sep. 2, 2016). The Bear Cave Report is not a corrective disclosure for two reasons.

22 First, to be a corrective, a disclosure must reveal information not already available to the public.

23 *In re Intrexon Corp. Sec. Litig.*, No. 16-cv-02398-RS, 2017 WL 732952, at *7 (N.D. Cal. Feb. 24,

24 2017). The Bear Cave Report was composed of opinions of already public available information

25 and did not publish any information that Defendants failed to disclose. *See In re Nektar*

26 *Therapeutics Sec. Litig.*, 34 F.4th 828, 840 (9th Cir. 2022) (finding there is a "high bar" for a

27 short-seller report to qualify as a corrective disclosure, and that the short-seller report in that case

28 did not qualify as a corrective disclosure even though it "pulled together disparate sources and

1   connected data in ways that were not plainly obvious."). Plaintiff does not deny that the Bear

2   Cave report only contained publicly available information. ECF No. 50 (Opposition), at 23.

3   Plaintiff also concedes that the report's only additive value was "compil[ing] [ ] information about

4   [TPVG's] portfolio companies." *Id.* That information was already publicly available; therefore, a

5   reasonable investor would have had access to that information when determining how to invest.

6   Second, the author of the Bear Cave Report is claimed by Defendants to essentially be

7   incentivized to publish information that would cause a stock to decrease in value. This is because

8   Defendants argue the author is a short-seller that will gain if others sell their stock. *In re eHealth,*

9   *Inc. Sec. Litig.*, No. 20-cv-02935-JST, 2023 WL 6390593, at *8 (N.D. Cal. Sep. 28, 2023). This is

10   why courts have concerns relying on reports written by short-sellers, or other entities, that can

11   profit from damaging stock prices. *Jedrzejczk v. Skills Inc.*, 21-cv-03450-RS, 2022 WL 2441563,

12   at *6 (N.D. Cal. July 5, 2022). The Bear Cave Report published information already publicly

13   available. The Report included mostly, or only, negative information. The complaint therefore

14   inadequately pleads a material misrepresentation or false statement was later corrected by a

15   disclosure.

16   **B. The Complaint Does Not Adequately Plead a Strong Inference of Scienter for Any of**

17   **the Defendants.**

18   A plaintiff bringing a securities fraud action must plead facts giving rise to a "strong

19   inference" of scienter, within the meaning of the PSLRA. *See Tellabs*, 551 U.S. at 309; 15 U.S.C.

20   §78u-4(b)(2)(A). In pleading a "strong inference" a plaintiff must show that a reasonable person

21   could infer from the complaint that "defendant acted with an intent to deceive, manipulate, or

22   defraud." *Metzler Inv. GMBH v. Corinthian Colls., Inc.*, 540 F.3d 1049 (9th Cir. 2002) (affirming

23   dismissal). The Court is required to "take into account plausible opposing inferences" and

24   "consider…documents incorporated into the complaint by reference, and matters of which a court

25   may take judicial notice." *Tellabs*, 551 U.S. at 322. Plaintiff's claims can only "survive a motion

26   to dismiss if the malicious inference is at least as compelling as any opposing innocent inference."

27   *Zucco Partners, LLC v. Digimarc Corp.*, 552 F.3d 981, 991 (9th Cir. 2009).

28   Plaintiff claims that the individual Defendants had access to information that they failed to

1   disclose; but access to information alone is insufficient to show scienter in the Ninth Circuit. *See*

2   *Prodanova v. H.C. Wainwright & Co., LLC*, 993 F.3d 1097, 1106, 1109 (9th Cir. 2021).

3   Plaintiff also appears to challenge the valuation process by which the value of the portfolio

4   companies was assigned. While the Individual Defendants may have access to information

5   relating to the value of the portfolio companies and their risk assessment, the Individual

6   Defendants did not actively determine the value – that was done by an independent, neutral

7   Valuations Committee, and none of the Individual Defendants served on that committee. The

8   TPVG Board is composed of eight members, two of which are the Individual Defendants. TPVG

9   has a third-party auditor employed to review its valuation processes, and Deloitte has reviewed

10   and approved of the valuation process. Defendants do not have to show there is an alternative

11   value, or alternative process to come up with a different value.

12   Regarding the alleged intent to deceive, manipulate or defraud, Defendants do not have

13   any motives to inaccurately record loans. Additionally, there are no facts alleged that any of the

14   Individual Defendants sold their stock or otherwise would have benefited from an alleged

15   misrepresentation or omission to the public regarding the value of the loan portfolio. At least one

16   of the Individual Defendants increased stock ownership during the Class Period. Each Individual

17   Defendant's stock holdings, which were large, supports Defendants' incentives being aligned with

18   those of Plaintiff and the investors in the putative class. If Individual Defendants Labe and

19   Srivastava willfully made poor loans, then TPVG's investment income and TPA's incentive fee

20   would have been reduced to their detriment.

21   Indeed, Defendants Labe and Srivastatva co-founded the umbrella company TriplePoint

22   Capital LLC to TPVG, which invests in the portfolio companies. They would therefore want

23   those companies to be successful and profitable. It is questionable why they would take actions

24   that would cause detriment to the businesses that they created and have been invested in (literally

25   and figuratively) for nearly a decade or more. It does not make sense that any of the Defendants

26   would intentionally or recklessly make misrepresentations, or omissions, of material facts that

27   would cause detriment to their portfolio companies that they themselves invest in, have stock in,

28   and by the nature of their business, want to do well. The Court would "expect that a financial

1   motive for securities fraud will be clear; for example, someone inside a company stands to gain a

2   substantial profit by engaging in deceptive behavior, such as selling shares before the company

3   discloses negative information. *See, e.g.*, *Zucco Partners*, 552 F.3d at 1004." *Id.* at 1107.

4   In sum, the plausible opposing inferences and the operative complaint's allegations viewed

5   holistically, along with the information in the documents incorporated by reference and judicially

6   noticed, do not establish a strong inference of scienter as to any of the defendants.

7   **C. There Are Insufficient Facts Pled to Plausibly Establish Loss Causation.**

8   In determining loss causation, the issue is whether any other facts could have caused

9   Plaintiff's loss, or if the alleged misrepresentation or omission foreseeably caused Plaintiff's loss.

10   *See Dura Pharm., Inc. v. Broudo*, 544 U.S. 336, 342 (2005). In other words, loss causation

11   requires that the misrepresentation caused the Plaintiff's loss or harm, or that the Plaintiff suffered

12   a loss because of the false statement (or omission). *Id.* Plaintiff's amended complaint will survive

13   a motion to dismiss if Plaintiff alleges sufficient facts to show Defendants' misstatements and

14   omissions concealed (or failed to disclose) the risk that eventually materialized and played some

15   sort of role in the market value of the stock's decline. *In re Charles Schwab Corp. Sec. Litig.*, 257

16   F.R.D. 534, 547 (N.D. Cal 2009).

17   Here, Defendants did not conceal any risks. Defendants point to statements showing that,

18   although their investments (via loans) were high growth, the investments were also high risk and

19   volatile.   Defendants' statements therefore show there was cautionary language. In addition, there

20   are other possible events could have contributed to the alleged loss or alleged decline in stock

21   value. For instance, the Silicon Valley Bank collapse of Spring 2023 (and/or other banks

22   collapsing), could have caused a decline in the stock held by investors. Another contributing

23   factor that could have caused a decrease in value was the downturn in equity funding for start-ups.

24   This is because the portfolio companies were all considered start-ups and therefore subject to

25   volatility and risks.

26   TPVG is in the venture-growth business and makes loans to young and growing start-up

27   companies that are high-growth, but also high-risk. The loans are given to these companies when

28   they are running out of their venture capital funds, or planning to run out, which is why they need

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loans. Likely, the companies also have not been profitable. Given this risk and volatility,

companies could file for bankruptcy, which could cause the stock to decline. In that event, the

stock declining relates to a given portfolio company's performance, and not the statements made

by TPVG, or Individual Defendants. There are many events that could have caused any decline in

stock to have occurred. As demonstrated above, there are insufficient facts pled to plausibly

establish loss causation.

D. Plaintiffs Failed to State Claim Under 20(a).

Given that Plaintiff has failed to meet the heightened pleading standard for a securities fraud

claim under Section 10(b) (which requires that all elements are pled with particularity), they have

also failed to state a claim under Section 20(a).

VII. CONCLUSION

For the foregoing reasons, the Court hereby **GRANTS** Defendants' Request for

Incorporation by Reference and Judicial Notice. The Court also **GRANTS** Defendants' motion to

dismiss the First Amended Complaint without leave to amend, since amendment would be futile.

The Court hereby vacates all future dates. The Clerk of the Court is ordered to terminate

the matter in seven days and close the case.

This order resolves **ECF No. 48, 49.**

IT IS SO ORDERED.

Dated: August 7, 2024



HON. TRINA L. THOMPSON
United States District Judge